Exhibit 99.1

SIGMA LITHIUM STREAMLINES LEADERSHIP COMBINING KEY ROLES UNDER VETERAN VPs; ANNOUNCES SHAREHOLDER MEETING RESULTS; TO RELEASE 2Q FINANCIALS ON AUG 14, 2025

HIGHLIGHTS

•	Sigma Lithium announces a consolidation of its core leadership roles, as it evolved into one of the world’s major “pure-play” lithium producers, on track to produce 270,000t in 2025.

•	Sigma Lithium strengthened its leadership by streamlining the organization into seven core areas reporting to CEO Ana Cabral, enhancing coordination and operational focus across the Company.

•	Each area is being led by veteran Vice Presidents: (i) Industrial & Mining, (ii) Environmental & Social, (iii) Legal, (iv) Commercial, (v) Institutional & Foreign Affairs (Co-Heads), who remain under their current Vice Presidents. (vi) Finance & Administration and (vii) Investor Relations & Global Banking were reorganized, as follows:

o	Felipe Peres, is consolidating the entire finance team under his leadership and has been appointed as sole Chief Financial Officer. Felipe has been with the Company since 2020 and was a CFO of Sigma Lithium until January 2023, leading it to its Nasdaq listing in 2021. He then acted as deputy to Ana on the Sigma Brazil site, overseeing Site Administration, Finance, Operations and Human Resources; leading the Company’s contracts, procurement and cost controls, including the capital investments for the expansion of the Greentech Lithium Processing Plant. Felipe is taking over responsibilities previously under Rogério Marchini, the former Chief Financial Officer, who is departing from the Company.

o	Anna Hartley, a partner at A10 Invest for almost 10 years and based in London, returns to Sigma Lithium as Head of Investor and Global Banking Relations. She previously served on the Board of the Company and led Sigma Lithium’s Investor Relations until 2022. She is replacing Irina Axenova, who is departing from the Company.

•	Sigma Lithium also announces the results of the annual shareholder meeting:
o	Election of the Board of Directors: All of the management nominees were elected by shareholders to hold office with a substantial majority of votes (average 93%) until the next annual meeting of shareholders on June 30, 2026 or until their successors are duly elected or appointed. Ana Cabral, CEO and Co-chairperson of the Board of Directors, was elected with over 95% of total votes.

o	Appointment of Auditor: 99.9% shareholders voted for the appointment of Grant Thornton LLP as the Company’s auditor for the ensuing year.

•	Following the Nasdaq and TSX regulatory filing calendar, Sigma Lithium will release financial results for the second quarter ended June 30, 2025, after markets closing on August 14, 2025. The Company will host an investor conference call on August 15, 2025, at 8:00am est.

August 8, 2025. São Paulo, Brazil – Sigma Lithium Corporation (NASDAQ: SGML, TSX-v: SGML; BMF: S2GM34) (“Sigma Lithium” or the “Company”), a leading global lithium producer dedicated to powering the next generation of electric vehicles with socially and environmentally sustainable lithium oxide concentrate, announces a consolidation of its core leadership roles, as it evolved into a major global “pure play” lithium oxide producer, on track to produce 270,000t in 2025. The Company also announces the voting results obtained at the annual general meeting of shareholders, held on Monday, June 30, 2025, at 11:00 a.m. est (the “Meeting”).

| 1

Sigma Lithium became the world’s fifth largest industrial-mineral lithium producing complex, delivering a unique high quality, socially and environmentally sustainable lithium oxide concentrate, industrialized in one of the world’s formerly poorest regions, Vale do Jequitinhonha, which was lifted from poverty by the prosperity and economic development delivered by the Company and its social inclusion programs.

Management Updates

Sigma Lithium strengthened its leadership by streamlining the organization into just seven core areas reporting directly to CEO Ana Cabral, enhancing coordination across areas while streamlining operations and increasing agility across the Company, which grew to have over 1,500 direct and indirect employees globally.

Each direct reporting area continues to be led by veteran Vice Presidents: (i) Industrial & Mining, (ii) Environmental & Social, (iii) Legal, (iv) Commercial, (v) Institutional & Foreign Affairs Strategy and Communications (Co-Heads), who remain under their current Vice Presidents.

Both (vi) Finance & Administration and (vii) Investor Relations & Global Banking were reorganized, as follows:

a) In Finance & Administration, Felipe Peres has been appointed sole Chief Financial Officer of Sigma Lithium Corporation and Sigma Brazil, consolidating the entire team under his leadership. Felipe joined the Company in 2020 and was Chief Financial Officer from 2020 to January 2023, leading Sigma Lithium to list at Nasdaq in 2021. He then acted as deputy to Ana on the Sigma Brazil site, leading the Company’s contracts and procurement, cost controls, including the capital investments for the expansion of the current operations, with the expansion of the Greentech Lithium Processing Plant, as well as Human Resources and the site’s IT department. Felipe also oversaw Sigma Brazil Site Administration and Finance. He has now seamlessly taken over the responsibilities that were previously under former Chief Financial Officer Rogério Marchini, who is departing the Company.

•	Felipe Peres has over 30 years of experience as an executive of large dual-reporting multinational companies in natural resource sectors, where he had global responsibilities. Prior to Sigma Lithium, he worked at Vale International, the international arm of Vale, based in Switzerland and Canada, as a member of various teams, including Global Treasury, Corporate Finance Reporting and Consolidation IFRS. Prior to Vale, Felipe worked for Shell, a Holland-based energy company and for CSN, a Brazilian integrated steel and iron ore mining producer. At Vale, he reported to Marcus Severini, who has been a Sigma Lithium Senior Advisor and is a former member of the Fiscal Board of Directors at Vale.

b) In Investor Relations, Anna Hartley is returning to Sigma Lithium as a Vice President, Head of Investor and Global Banking Relations. She has been a London-based partner at A10 Invest since 2016. Anna previously served on the Board of Sigma Lithium and led the Company’s Investor Relations effort until January 2022. She will work in close coordination with Daniel Abdo, the Co-Head of Institutional & Foreign Affairs who is focused on international Institutional & Foreign Affairs. She is replacing Irina Axenova, who is departing the Company.

•	Anna Hartley has over 30 years of experience in equity asset management, equity analysis and investor relations at prominent financial institutions in London and New York. She was Investor Relations Manager at Janus Henderson in London and worked for several years for a London-based asset management firm focused on natural resources. Before working in investor relations and investment management, she was Senior Equity Research Analyst at several international investment banks, including Barclays, Bear Stearns and Goldman Sachs, where she spent six years covering Latin American Metals & Mining companies based in New York. She has a Master of Business Administration from London Business School.

In a statement, Ana Cabral said: “On behalf of the Board and the entire leadership team at Sigma Lithium, I would like to thank Irina Axenova and Rogerio Marchini for their significant contribution and commitment to their roles at The Company over the last year, a period during which Sigma has evolved to become a global lithium leader.”

| 2

Annual Shareholder Meeting: Board of Directors and Appointment of Auditor

A total of 84,270,865 common shares were represented at the meeting in person or by proxy, representing approximately 75.73% of the total issued and outstanding shares of the Company.

Shareholders voted 99.73% in favor of fixing the number of directors at five and approved the election of all five director nominees proposed in the Company’s management information circular. Shareholders approved the appointment of Grant Thornton LLP as the Company’s auditor for the ensuing year, with 99.86% of the votes cast in favor.

The elected directors will hold office until the next annual meeting of shareholders on June 30, 2026 or until their successors are duly elected or appointed. The voting results were as follows:

Nominee	Votes For	% For	Votes Against	% Against
Ana Cristina Cabral	70,850,845	95.1%	3,678,294	4.9%
Marcelo Paiva	61,486,998	82.5%	13,042,142	17.5%
Junaid Jafar	72,404,820	97.2%	2,124,320	2.9%
Eugênio de Zagottis	71,101,679	95.4%	3,427,461	4.6%
Alexandre Rodrigues Cabral	72,411,826	97.2%	2,117,314	2.8%

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXv: NASDAQ, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with socially and environmentally sustainable lithium oxide concentrate.

The Company operates one of the world's largest integrated industrial lithium materials and mining production sites—the fifth-largest global industrial-mineral complex for lithium oxide—at its Grota do Cirilo Operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric vehicle battery materials supply chain, producing one of the most socially and environmentally sustainable lithium oxide materials globally: industrialized with zero potable water, zero toxic chemicals, zero tailings’ dams and zero dirty energy power.

Sigma Lithium currently produces 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its state-of-the-art Greentech Industrial Lithium Plant in Brazil. The Company is expanding operations with a second industrial plant to double production capacity to 520,000 tonnes of lithium oxide concentrate (approximately 77,000–80,000 tonnes of LCE).

For more information about Sigma Lithium, visit our website (https://sigmalithiumcorp.com/)

FOR ADDITIONAL INFORMATION PLEASE CONTACT

INVESTORS

Anna Hartley, Vice President Investor Relations

ir@sigmalithium.com.br | +44 7866 458093

MEDIA & OTHER

media@sigmalithium.com.br | +55 11 2985 0089

contact@sigmalithium.com.br | +55 11 2985 0089

Sigma Lithium

LinkedIn: Sigma Lithium

Instagram: @sigmalithium

Twitter: @SigmaLithium

| 3

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company's market position and future financial and operating performance; the Company's estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company's ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company's profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

| 4